Via Facsimile and U.S. Mail
Mail Stop 4720

August 3, 2009

Mr. Wayne T. Smith
Chief Executive Officer
Community Health Systems, Inc.
4000 Meridian Boulevard
Franklin, Tennessee 37067

Re: **Community Health Systems, Inc.**
     Form 10-K
     Filed February 27, 2009
     Response filed July 28, 2009
     File No. 001-15925

Dear Mr. Smith:

We have reviewed your filing and have the following comment.

In our comment, we ask you to provide us with information to better understand your disclosure. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

2009 Schedule 14A
Compensation Discussion and Analysis
Cash Incentive Compensation, page 41

1. We note your response to our prior comment 1. Although we will not ask you to provide target levels for quantifiable Divisional goals at this time, please provide draft disclosure which indicates the registrant's opinion as to how difficult it will be for Messrs. Hussey, Miller and Portacci to achieve the targeted levels of Divisional Hospital EBIDTA, EBIDTA Margin Improvement and Divisional Hospital Revenue.

*   *   *   *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provide any requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Michael Rosenthall at (202) 551-3674, Nandini Acharya at (202) 551-3495 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Jeffrey Bagner
        Fried, Frank, Harris, Shriver & Jacobson LLP
        One New York Plaza
        New York, New York 10004
        Fax: 212.859.4000